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       EXHIBIT (12)(a) COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (in millions) (unaudited)

                                            Nine Months Ended         Year Ended
                                               September 30          December 31
                                            -----------------        -----------
                                            1997         1996           1996
                                            ----         ----           ----
Loss before income taxes and
    minority interest                    $   (91)     $  (176)       $  (292)
Less: Equity in income of 50 percent
    or less owned affiliates                   3            6              9
Add: Fixed charges                           323          331            421
                                         -------      -------        -------
Earnings as adjusted                     $   229      $   149        $   120
                                         =======      =======        =======
Fixed charges:
  Interest expense                       $   305      $   316        $   401
  Rental expense                              18           15             20
                                         -------      -------        -------
Total fixed charges                      $   323      $   331        $   421
                                         =======      =======        =======
Ratio of earnings to fixed charges            (a)          (a)            (a)
                                         =======      =======        =======




(a) Additional income before income taxes and minority interest necessary to attain a ratio of 1.00x for the nine months ended September 30, 1997, September 30, 1996, and the year ended December 31, 1996 would be $94 million, $182 million, and $301 million, respectively.




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